SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒ Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐ No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐ No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐ No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.154/0001 -29
NIRE No. 5330000576-1
PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS
held on April 27, 2006

Date, Time and Place:
The meetings were held on April 27, 2006, at 2:00 p.m., at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or the “Company”), in Brasília, the Federal District, at SCN, Quadra 4, Bloco B, 100 – Centro Empresarial Varig, Torre Oeste, Parte A, 7o. andar, salão 702.

Call:
Tele Norte’s shareholders were called pursuant to a Notice published at the Official Gazette of the Federal District, on editions as of March 17, 20 and 22, 2006, and at the newspaper Valor Econômico, on editions as of March 17, 20 and 21, 2006, pursuant to article 124 of Law no. 6,404/76.

Attendance:
The shareholders representing over sixty-six percent (66%) of Tele Norte’s capital stock, as per the signatures on the Shareholders’ Attendance Book, were present to the meeting. The following persons also attended the Meetings: Mr. Oscar Thompson, Tele Norte’s Chief Executive Officer and Investor Relations Officer, Mr. Jorge da Cunha Fernandes, member of Tele Norte’s Board of Directors, and Mr. Aníbal Manoel Gonçalves de Oliveira, representing Tele Norte’s independent auditors, PricewaterhouseCoopers.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Tele Norte Celular Participações S.A.
held on April 27, 2006.

Presiding Board:

After checking the quorum of attending shareholders, pursuant to article 125 of Law no. 6,404/76, the Annual and the Extraordinary General Meetings were instated by Mr. Oscar Thompson, the Company’s CEO and Superintendent. Following that, Mr. Hiram Bandeira Pagano Filho took over the chair of the Meetings and invited Mr. Carlos Eduardo de Souza Félix to be the Secretary.

Agenda:

Annual General Meeting:
1.	To evaluate the Management’s accounts, and to examine, discuss and vote the Financial Statements referring to the year ended 12/31/2005;

2.	To resolve on the allocation of net income for 2005;

3.
To re-ratify the resolution made at the Annual General Meeting held on April 26, 2005, concerning the allocation of net income for 2004, to resolve on the distribution of dividends referring to the year ended December 31, 2004, pursuant to Notices to Shareholders published on February 3, 2006 , and

4.	To elect the members of the Fiscal Council and establish their respective compensation, pursuant to article 162, paragraph three, of Law no. 6,404/76.

Extraordinary General Meeting:
1.	To resolve on the total amount of the Management’s compensation for fiscal year 2006.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Tele Norte Celular Participações S.A.
held on April 27, 2006.

Resolutions:

The reading of the agenda was waived and attending shareholders unanimously resolved to draw up the minutes of these Meetings in the summary format, pursuant to the provisions of article 130, paragraph one, of Law 6,404/76, with shareholders being entitled to present their votes and state their objections, which, after being received by the Presiding Board, shall be filed at the Company’s headquarters.

Prior to opening the discussion of agenda items, the Chairman recorded the receipt of the minutes of a previous Meeting of the Shareholders of Newtel Participações S.A., held on April 27, 2006 (Exhibit 1) and of the minutes of the Extraordinary General Meeting of Telpart Participações S.A., held on the same date (Exhibit 2), whose decisions bind the vote of the shareholder Telpart Participações S.A.

Next, the Chairman initiated the discussion of item 1 of the agenda of the Annual General Meetings, and the Management’s Report and accounts, the Financial Statements and the Independent Auditors’ Report referring to the year ended December 31, 2005, were approved by a majority of the votes, with reservation, and the vote of Telpart Participações S.A. was counted pursuant to its comments (Exhibit 3).

The Chairman recorded the receipt of a correspondence from the Board member Mr. Jorge da Cunha Fernandes discussing, among others, some pending matters on actions previously requested and the recording made by the former Chairman of the Company’s Board of Directors in the minutes of the Board of Directors’ Meeting held on July 29, 2005 (Doc. 04).

Then, the General Meeting discussed item 2 of the agenda, and the proposal of the Company’s Management related to the allocation of its net income (Exhibit 5) was unanimously approved by the shareholders present to the meeting.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Tele Norte Celular Participações S.A.
held on April 27, 2006.

As for item 3 of the agenda of the Annual General Meeting, the attending shareholders approved, by unanimous vote, the ra-ratification of the resolution made at the Company’s Annual General Meeting held on April 26, 2005, concerning the allocation of net income for 2004, to resolve on the distribution of dividends referring to the year ended December 31, 2004, pursuant to Notices to Shareholders published on February 3, 2006.

As for item 4 of the agenda of the Annual General Meeting, the attending shareholders approved, by unanimous vote, the election of the following sitting members (and alternates) to compose the Company’s Fiscal Council, the terms of which shall expire at the next Annual General Meeting of the Company to be held in 2007:

–
Mr. José Arthur Escodro, Brazilian citizen, married, accountant, ID card 5.951.436 and individual taxpayer’s (CPF/MF) 712.687.408-10, enrolled with the Regional Accounting Council of the State of São Paulo (CRC/SP) under no. 1SP095428/O-2, resident and domiciled in the City of São Paulo, State of São Paulo, having office at Rua Pedro de Toledo, 980, 12o. andar, conjunto 123, Vila Clementino, as a sitting member; and

–
Mr. Hiram Bandeira Pagano Filho, Brazilian citizen, single, attorney, enrolled with OAB/RJ (Rio de Janeiro Section of the Brazilian Bar Association) under no. 121.648 and individual taxpayer’s (CPF/MF) 085.074.717-14; resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, having office at Av. Presidente Wilson, 231, conjuntos 403 e 404, as Mr. Escodro’s respective alternate.

–
Mr. Rodney Braga Ferreira, Brazilian citizen, married, business administrator, ID card 1289411 (SSP/ES) and individual taxpayer’s (CPF) 521.128.451-87, resident and domiciled in the City of Brasília, the Federal Disctrict, CSB, 06, Lote 3, apartamento 103, as a sitting member; and

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Tele Norte Celular Participações S.A.
held on April 27, 2006.

–
Mr. Edmilson da Gama Silva, Brazilian citizen, married, attorney, ID card 14.388 (OAB/RJ) and individual taxpayer’s (CPF) 047.636.498-17, resident and domiciled in the City of Brasília, the Federal District, at CSHIS, QI, 25, conjunto 6, casa 4, as Mr. Ferreira’s respective alternate; and

–
Ricardo Agostini, Brazilian citizen, married, electronic engineer, ID card 18997391 (SSP/SP) and individual taxpayer’s (CPF) 249.708.338-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Professor Hilário Veiga de Carvalho, 100, apartamento 62, as a sitting member; and

–
Alessandro Matini Gemignani Correia, Brazilian citizen, single, mechanical engineer, ID card 19246146 (SSP/SP) and individual taxpayer’s (CPF) 202.643.208-24, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2055, 15º andar; as Mr. Agostini’s respective alternate.

The individual compensation of the members of the Fiscal Council was set, by unanimous vote, at two thousand and one hundred reais (R$2.100,00) per month, pursuant to the minimum amount set forth in article 152 of Law no. 6,404/76.

Next, at the request of the Chairman, the Meeting began to discuss item 1 of the agenda of the Extraordinary General Meeting, and the proposal to establish a total compensation amount for the Management in fiscal year 2006 (Exhibit 6), to be allocated pursuant to decision of the Board of Directors, was unanimously approved.

Finally, the votes of the shareholders CAPITAL GUARDIAN EM.MKTS.R.EQ. FD. FOR TAX.E.TS, CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD, CAPITAL GUARDIAN E M EQ DC M FD, PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU, CNA - CAPITAL INTERNATIONAL E M EQUITY TRUST, CAPITAL INTERNAT. EMERG. MARKETS FUND, EMERGING MARKETS GROWTH FUND IN, CAPITAL G. EM. MARK. EQ. FUND FOR TAX EXEMPT TRU, were recorded,

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Tele Norte Celular Participações S.A.
held on April 27, 2006.

which, after being received, certified and numbered by the Presiding Board, were filed at the Company’s headquarters (Exhibits 7 to 12).

Closing:
Nothing else to be discussed, the Chairman offered the floor to anyone who intended to make use of it and, no one did, the Meetings were closed and these present minutes were drawn up, read, found in compliance and signed by all attending shareholders, the Chairman and the Secretary. The publication of these present minutes in the extract format was approved, omitting the signature of the shareholders.

Brasília, April 27, 2006.

Hiram Bandeira Pagano Filho	Carlos Eduardo de Souza Félix
Chairman	Secretary

Shareholders’ Attendance List:

Telpart Participações S.A.

Citigroup Venture Capital International Brazil, L.P.

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Tele Norte Celular Participações S.A.
held on April 27, 2006.

CAPITAL GUARDIAN EM.MKTS.R. EQ. FD. FOR TAX. E. TS, CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD, CAPITAL GUARDIAN E M EQ DC M FD PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU, CNA- CAPITAL INTERNATIONAL E M EQUITY TRUST, CAPITAL INTERNAT. EMERG. MARKETS FUND, EMERGING MARKETS GROWTH FUND IN, CAPITAL G. EM. MARK. EQ. FUND FOR TAX EXEMPT TRU

This page is an integral part of the Minutes of the Annual and Extraordinary General Meetings of Tele Norte Celular Participações S.A.
held on April 27, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations